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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

VALENTIS, INC. (Name of Subject Company (issuer)
VALENTIS, INC. (Issuer and Offeror) (Name of Filing Persons (identifying status as offeror, issuer or other person))
WARRANTS TO PURCHASE COMMON STOCK (Title of Class of Securities)
N/A (CUSIP Number of Class of Securities)
Benjamin F. McGraw, III President and Chief Executive Officer Valentis, Inc. 863A Mitten Road Burlingame, California 94010 (650) 697-1900	Copies to: Patrick A. Pohlen, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$8,858,502.48	$1,122.37

(1)
Based on book value of the shares of Common Stock issuable upon exercise of the Warrants and the aggregate exercise price of the Warrants, assuming Warrants to purchase an aggregate of 1,951,212 shares of Common Stock of will be exchanged pursuant to this offer.

(2)
The amount of the filing fee equals $126.70 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $1,122.37
    Form or Registration No.: Schedule TO
    Filing Party: Valentis, Inc.
    Date Filed: April 29, 2004

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐    third-party tender offer subject to Rule 14d-1.
    ☒    issuer tender offer subject to Rule 13e-4.
    ☐    going-private transaction subject to Rule 13e-3.
    ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

EXPLANATORY NOTE

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Valentis, Inc., a Delaware corporation (the "Company"), on April 29, 2004. This Schedule TO is related to the Company's Offer to Amend and Exchange (the "Offer"), an offer to the holders of currently outstanding warrants (the "Outstanding Warrants") issued pursuant to the Securities Purchase Agreement, dated as of December 2, 2003, to amend their Warrants (as amended, the "Amended Warrants") to decrease the exercise price of the Outstanding Warrants from $3.00 per share to $2.50 per share and to make immediately exercisable the Company's option to require the holders of the Amended Warrants to exercise their Amended Warrants under certain conditions. The Outstanding Warrants are exercisable for an aggregate of approximately 1,951,212 shares of the Company's common stock, par value $0.001 per share.

        The Company is amending its Schedule TO to update the information set forth in the Schedule TO and to file as an exhibit its Supplement to the Offer (the "Supplement") being distributed to the warrantholders. The Supplement clarifies the Offer, the risks of accepting the Offer and the procedures for amending the Outstanding Warrants. The Supplement also extends the deadline for accepting the Offer to 5:00 p.m. PDT on Monday, June 14, 2004, modifies the conditions to which the Offer is subject and recommends that the warrantholders review the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the Securities and Exchange Commission (the "SEC") on May 17, 2004 and the Company's Current Report on Form 8-K, filed with the SEC on May 26, 2004. Except as otherwise indicated below, the information contained in the Schedule TO filed on April 29, 2004 shall remain unchanged.

ITEM 1.    Summary Term Sheet.

        The information set forth under "Summary of Terms" in the Supplement, dated as of May 27, 2004, attached hereto as Exhibit (a)(1)(G), is incorporated by reference.

ITEM 2.    Subject Company Information.

        (a)   The name of the issuer is Valentis, Inc., a Delaware corporation, and the address of its principal executive offices is 863A Mitten Road, Burlingame, California 94010. The telephone number of its principal executive offices is (650) 697-1900.

        (b)   This Tender Offer Statement on Schedule TO relates to an offer by the Company to the holders of the Outstanding Warrants. The Company proposes to amend the Outstanding Warrants, pursuant to the terms and conditions described in the Offer and the Supplement.

        As of April 28, 2004, there were 37 Outstanding Warrants to purchase an aggregate of 1,951,212 shares of the Company's common stock, par value $0.001 per share, at an exercise price of $3.00 per share, all of which warrants are eligible for the Offer.

        The information set forth in the Offer, under Section 2 ("Eligibility") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock"), is incorporated herein by reference.

        (c)   The information set forth in the Offer, under Section 8 ("Price Range of Common Stock") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock"), is incorporated herein by reference. No trading market exists for the Outstanding Warrants or Amended Warrants.

1

ITEM 3.    Identity and Background of Filing Person.

        (a)   The Company is also the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The Company's directors and executive officers as of May 27, 2004 are listed in the table below.

Name	Title
Benjamin F. McGraw, III, Pharm.D.	President, Chief Executive Officer and Chairman
John J. Reddington, Ph.D., DVM	Sr. Vice President, Development
Joseph A. Markey	Senior Director of Finance and Controller
Reinaldo M. Diaz	Director
Patrick G. Enright	Director
Mark D. McDade	Director
Alan C. Mendelson	Director
Dennis J. Purcell	Director
John S. Schroeder, M.D.	Director
George M. Lasezkay, Pharm.D., J.D.	Director

ITEM 4.    Terms of the Transaction.

        (a)   The information set forth in the Offer, under Section 5 ("Acceptance of Warrants and Issuance of Amended Warrants"), Section 6 ("Extension of Offer; Termination; Amendment"), Section 9 ("Source and Amount of Consideration; Description of Warrants") and Section 13 ("Certain Material United Stated Federal Income Tax Consequences"), and in the Supplement, under Section 1 ("Purpose and Terms"), Section 2 ("Procedure to Accept the Offer and Amend Warrants"), Section 3 ("Withdrawal Rights"), Section 4 ("Additional Terms of the Offer") and Section 5 ("Conditions of the Offer"), is incorporated herein by reference.

        (b)   The information set forth in the Offer, under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock"), is incorporated herein by reference.

ITEM 10.    Financial Statements.

        (a)(1) The information set forth in Part II Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, filed with the SEC on September 29, 2003, and amended by the Company's Annual Report on Form 10-K/A, filed with the SEC on October 28, 2003, in the Supplement, under Section 6 ("Additional Information"), is incorporated herein by reference.

        (a)(2) The information in Part I entitled "Financial Information" of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the SEC on November 14, 2003, in Part I entitled "Financial Information" of the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003, filed with the SEC on February 17, 2004, in Part I entitled "Financial Information" of the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 17, 2004, in the Supplement, under Section 6 ("Additional Information"), is incorporated herein by reference.

        (a)(4) As of March 31, 2004, the book value per share of the Company's Common Stock was $0.99.

        The information incorporated herein by reference is available over the internet at the World Wide Web site of the SEC at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting Joseph Markey at the Company at (650) 697-1900, extension 369.

        (b)   Inapplicable.

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ITEM 11.    Additional Information.

        (a)   The information set forth in the Offer, under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock"), and Section 12 ("Legal Matters; Regulatory Approval"), and in the Supplement, under Section 6 ("Additional Information"), is incorporated herein by reference.

        (b)   Inapplicable.

ITEM 12.    Exhibits.

(a)(1)(A)*	Letter to Holders of Certain Warrants.
(a)(1)(B)*	Offer to Amend and Exchange, dated as of April 29, 2004.
(a)(1)(C)*	Form of Election Form.
(a)(1)(D)*	Form of Withdrawal Form.
(a)(1)(E)*	Instructions to Election Form and Withdrawal Form.
(a)(1)(F)*	Form of Amended Warrant.
(a)(1)(G)	Supplement to the Offer, dated as of May 27, 2004.
(a)(4)(A)**	Registration Statement on Form S-3, filed with the SEC on February 13, 2004 (Registration No. 333-112821).
(b)	Inapplicable.
(d)(1)+	Securities Purchase Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(2)++	Form of Amended and Restated Warrant.
(d)(3)+++	Registration Rights Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(4)++++	Amended and Restated 1997 Equity Incentive Plan.
(d)(5)+++++	Amended and Restated 1998 Non-Employee Directors' Stock Option Plan.
(g)	Inapplicable.
(h)	Inapplicable.

*
Previously filed.

**
Incorporated by reference.

+
Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

++
Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

+++
Incorporated by reference to Exhibit 4.3 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

++++
Incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

+++++
Incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VALENTIS, INC.
By:	/s/ BENJAMIN F. MCGRAW, III
Name:	Benjamin F. McGraw, III
Title:	President and Chief Executive Officer
Date:	May 27, 2004

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INDEX TO EXHIBITS

(a)(1)(A)*	Letter to Holders of Certain Warrants.
(a)(1)(B)*	Offer to Amend and Exchange, dated as of April 29, 2004.
(a)(1)(C)*	Form of Election Form.
(a)(1)(D)*	Form of Withdrawal Form.
(a)(1)(E)*	Instructions to Election Form and Withdrawal Form.
(a)(1)(F)*	Form of Amended Warrant.
(a)(1)(G)	Supplement to the Offer, dated as of May 27, 2004.
(a)(4)(A)**	Registration Statement on Form S-3, filed with the SEC on February 13, 2004 (Registration No. 333-112821).
(b)	Inapplicable.
(d)(1)+	Securities Purchase Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(2)++	Form of Amended and Restated Warrant.
(d)(3)+++	Registration Rights Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(4)++++	Amended and Restated 1997 Equity Incentive Plan.
(d)(5)+++++	Amended and Restated 1998 Non-Employee Directors' Stock Option Plan.
(g)	Inapplicable.
(h)	Inapplicable.

*
Previously filed.

**
Incorporated by reference.

+
Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

++
Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

+++
Incorporated by reference to Exhibit 4.3 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

++++
Incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

+++++
Incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

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EXPLANATORY NOTE
  ITEM 1. Summary Term Sheet.
  ITEM 2. Subject Company Information.
  ITEM 3. Identity and Background of Filing Person.
  ITEM 4. Terms of the Transaction.
  ITEM 10. Financial Statements.
  ITEM 11. Additional Information.
  ITEM 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS